SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. ___)*

SharpSpring, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

820054104

(CUSIP Number)

Greenhaven Road Investment Management, LP

8 Sound Shore Drive, Suite 190

Greenwich, CT 06830

Attention: Scott Stewart Miller

Telephone: (203) 569-8920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 820054104

1.	NAME OF REPORTING PERSON

Scott Stewart Miller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 1,360,821 8 SHARED VOTING POWER - 0 9 SOLE DISPOSITIVE POWER - 1,360,821 10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,360,821

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%

14	TYPE OF REPORTING PERSON

IN

*        Beneficial ownership information above is as of December 2, 2019, the filing date of this Schedule 13D.

Page 2 of 11 pages

CUSIP No.: 820054104

1	NAME OF REPORTING PERSON

Greenhaven Road Investment Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 1,360,821 8 SHARED VOTING POWER - 0 9 SOLE DISPOSITIVE POWER - 1,360,821 10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,360,821

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%

14	TYPE OF REPORTING PERSON

PN, IA

*        Beneficial ownership information above is as of December 2, 2019, the filing date of this Schedule 13D.

Page 3 of 11 pages

CUSIP No.: 820054104

1	NAME OF REPORTING PERSON

MVM Funds, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 1,360,821 8 SHARED VOTING POWER - 0 9 SOLE DISPOSITIVE POWER - 1,360,821 10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,360,821

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%

14	TYPE OF REPORTING PERSON

OO

*        Beneficial ownership information above is as of December 2, 2019, the filing date of this Schedule 13D.

Page 4 of 11 pages

CUSIP No.: 820054104

1	NAME OF REPORTING PERSON

Greenhaven Road Capital Fund 1, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 672,422 8 SHARED VOTING POWER - 0 9 SOLE DISPOSITIVE POWER - 672,422 10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

672,422

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14	TYPE OF REPORTING PERSON

PN

*        Beneficial ownership information above is as of December 2, 2019, the filing date of this Schedule 13D.

Page 5 of 11 pages

CUSIP No.: 820054104

1	NAME OF REPORTING PERSON

Greenhaven Road Capital Fund 2, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 688,399 8 SHARED VOTING POWER - 0 9 SOLE DISPOSITIVE POWER - 688,399 10 SHARED DISPOSITIVE POWER - 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

688,399

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14	TYPE OF REPORTING PERSON

PN

*        Beneficial ownership information above is as of December 2, 2019, the filing date of this Schedule 13D.

Page 6 of 11 pages

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of SharpSpring, Inc. (the “Issuer”), with its principal executive offices located at 5001 Celebration Pointe Avenue, Gainesville, FL 32608.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Scott Stewart Miller, a United States citizen (“Mr. Miller”); (2) Greenhaven Road Investment Management, LP, a Delaware limited partnership (the “Investment Manager”); (3) MVM Funds, LLC, a New York limited liability company (the “General Partner”); (4) Greenhaven Road Capital Fund 1, L.P., a Delaware limited partnership (“Fund 1”); and (5) Greenhaven Road Capital Fund 2, L.P., a Delaware limited partnership (“Fund 2”, and together with Fund 1, the “Funds”) (all of the foregoing, collectively, the “Reporting Persons”). Each Fund is a private investment vehicle. The Funds directly beneficially own the Common Stock (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Funds. The General Partner is the general partner of the Funds and the Investment Manager. Mr. Miller is the controlling person of the General Partner. Mr. Miller, the Investment Manager and the General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by the Funds. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Reporting Person.

The principal business of the Funds is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Funds. The principal business of the General Partner is acting as general partner to the Funds and the Investment Manager. Mr. Miller’s principal occupation is serving as the Managing Member of the General Partner. Mr. Miller is also a director of the Issuer. The principal business address of the Reporting Persons is 8 Sound Shore Drive, Suite 190, Greenwich, CT 06830.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds including commissions used by the Funds in making their purchase of the shares of Common Stock owned by them are set forth below:

SOURCE OF FUNDS	AMOUNT OF FUNDS
Working Capital	$11,391,112.26

One or more of the Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock of which they exercise beneficial ownership in the belief that the shares of Common Stock are an attractive investment. Certain of the Reporting Persons, including Mr. Miller, who is a director of the Issuer, have had and may continue to have discussions with the Issuer’s management and members of the board of directors of the Issuer regarding the Issuer’s business, strategies and certain operational issues. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 7 of 11 pages

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.

(a)       As of November 22, 2019 (the Date of Event which requires filing of this Statement), the Reporting Persons beneficially own:

(i)	Fund 1 directly owns 672,422 shares of Common Stock, representing 6.1% of all of the outstanding shares of Common Stock.

(ii)	Fund 2 directly owns 688,399 shares of Common Stock, representing 6.3% of all of the outstanding shares of Common Stock.

(iii)	The Investment Manager, as the investment manager of the Funds, and the General Partner, as the general partner of the Funds and the Investment Manager, may each be deemed to beneficially own the 1,360,821 shares of Common Stock held by the Funds, representing 12.4% of all of the outstanding shares of Common Stock.

(iv)	Mr. Miller, as the Managing Member of the General Partner, may be deemed to beneficially own the 1,360,821 shares of Common Stock beneficially owned by the Investment Manager and the General Partner, representing 12.4% of all of the outstanding shares of Common Stock.

(v)	Collectively, the Reporting Persons beneficially own 1,360,821 shares of Common Stock, representing 12.4% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly by such Reporting Person.

As of December 2, 2019, the Reporting Persons collectively beneficially owned 1,360,821 shares of Common Stock representing 12.4% of all of the outstanding shares of Common Stock.

The foregoing percentages set forth in this response are based on the 10,952,954 shares of Common Stock outstanding as of November 13, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 and filed with the SEC on November 14, 2019.

(b)       The Funds have, and each of the Investment Manager, the General Partner and Mr. Miller may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of the 1,360,821 shares of Common Stock reported herein.

(c)       The following Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock during the last sixty (60) days:

Greenhaven Road Capital Fund 1, L.P.

Transaction Date	Number of Shares	Price per Share	Type of Transaction
10/21/2019	355	$0.00	Acquisition pursuant to the arrangement described in Item 6 below.
11/22/2019	137,250	$9.00	Purchase pursuant to a Purchase Agreement with the Issuer.

Page 8 of 11 pages

Greenhaven Road Capital Fund 2, L.P.

Transaction Date	Number of Shares	Price per Share	Type of Transaction
10/21/2019	363	$0.00	Acquisition pursuant to the arrangement described in Item 6 below.
11/22/2019	140,528	$9.00	Purchase pursuant to a Purchase Agreement with the Issuer.

Other than the foregoing, no transactions in the Common Stock have been effected by any Reporting Person in the last sixty (60) days.

(d)       Not applicable.

(e)       Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Miller, as a director of the Issuer, is entitled to receive certain compensation from the Issuer, which may include compensation in the form of cash and/or shares of Common Stock of the Issuer (together, the “Compensation”). Mr. Miller has assigned all such Compensation to the Funds.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No. Document

1.	Joint Filing Agreement

Page 9 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: December 2, 2019

Scott Stewart Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

Greenhaven Road Capital Fund 2, L.P.

By: /s/ Scott Stewart Miller

Scott Miller, for himself and as the Managing Member of the General Partner (for itself and on behalf of the Funds and the Investment Manager)

Page 10 of 11 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

Page 11 of 11 pages